TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

     Mueller's net income was $46.6 million, or $1.27 per diluted share, in the third quarter of 2002 compared with $19.0 million, or 51 cents per diluted share, for the same quarter last year. Earnings for the current quarter included a gain of $21.1 million, or 57 cents per diluted share, from the sale of the Utah Railway. In addition, the Company utilized a capital loss carryforward to offset a portion of the taxes due on the sale of the railroad. This tax benefit amounted to $12.7 million, or 34 cents per share, in the third quarter of 2002.

     Net sales for the third quarter were $238.5 million compared with net sales of $247.6 million for the third quarter of 2001. Income from continuing operations for the third quarter was $24.9 million, or 68 cents per diluted share, compared with $18.2 million, or 49 cents, in the same period of 2001. We shipped 175.9 million pounds of product versus 173.6 million pounds in the third quarter of last year.

     Profit margins continued at sub-par levels, particularly in our copper tube business. We believe better pricing will come when the national economy improves.

     Mueller's financial condition is excellent. We ended the quarter with $185 million in cash on hand, and only $17.9 million in debt.

     During the third quarter, we acquired certain assets of Colonial Engineering, Inc.'s Fort Pierce, Florida operations. These operations manufacture injected molded plastic pressure fittings for plumbing, agricultural, and industrial use including an extensive line of PVC Schedule 40 and 80 and CPVC fittings. These operations generated sales of approximately $15 million in 2001. The purchase price was approximately $14.5 million. This acquisition will allow Mueller to offer our customers a single source for DWV and pressure plastic fittings. Benefits should be realized as we leverage our core manufacturing capabilities in injection molding as well as our selling and distribution costs.

     Also during the third quarter, Mueller acquired 100 percent of the outstanding stock of Overstreet-Hughes, Co., Inc. Overstreet-Hughes, located in Carthage, Tennessee, manufactures precision tubular components and assemblies primarily for the OEM air-conditioning market and had sales in 2001 of approximately $8.0 million. Total consideration paid at closing, including assumption of debt, was approximately $6.4 million. A contingent payment of up to $2 million will be paid if certain financial targets are achieved. Acquiring Overstreet-Hughes positions Mueller to capitalize on the growing trend by OEMs in the HVAC industries to outsource assemblies of tubular components. Mueller currently serves many of the same customers in these industries. By acquiring Overstreet-Hughes, we will be able to offer additional value added products to existing and new customers.

     At the end of the third quarter, Mueller acquired a 16 percent equity interest in Conbraco Industries, Inc. for $7.3 million in cash. Conbraco, headquartered in Matthews, North Carolina, is a manufacturer of flow control products including Apollo ball valves, automation products, backflow preventers, butterfly valves, check valves, forged steel products, marine valves, safety relief valves, strainers and plumbing and heating products for commercial and industrial applications. We will be working with the management of Conbraco to explore ways our companies can better supply our customers with the full line of pipe, valves, and fittings (PVF). We are confident that together both of our companies will benefit.

     The housing industry has continued to be a bright spot in the national economy. Mortgage rates are at a 40-year low and inventories of new homes for sale are also low. On the other hand, mortgage foreclosure rates have recently climbed. We believe that over the next year, the pace of the housing and construction industry may moderate, but at a comparatively high level.

Sincerely,

/S/HARVEY L. KARP                         /S/WILLIAM D. O'HAGAN
Harvey L. Karp                            William D. O'Hagan
Chairman of the Board                     President and Chief Executive
                                          Officer

October 15, 2002

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                                  For the Quarter Ended
                                       September 28, 2002    September 29, 2001
Net sales                                   $   238,481           $   247,568

Cost of goods sold                              187,353               186,462
Depreciation and amortization                     9,735                10,518
Selling, general, and
   administrative expense                        21,915                20,891
                                             ----------            ----------
Operating income                                 19,478                29,697

Nonoperating income (expense), net                  302                  (306)
                                             ----------            ----------
Income from continuing operations
   before income taxes                           19,780                29,391
Income tax (expense) benefit                      5,086               (11,163)
                                             ----------            ----------

Income from continuing operations                24,866                18,228
   Income from discontinued
     operations, net of tax                         643                   773
   Gain on sale of Other Businesses, net
     of tax                                      21,123                     -
                                             ----------            ----------

Net income                                  $    46,632           $    19,001
                                             ==========            ==========

Basic earnings per share:
Weighted average shares outstanding              34,269                33,424
                                             ----------            ----------
   From continuing operations               $      0.72           $      0.55
   From discontinued operations                    0.02                  0.02
   From gain on sale of Other Businesses           0.62                     -
                                             ----------            ----------

Basic earnings per share                    $      1.36           $      0.57
                                             ==========            ==========

Diluted earnings per share:
Weighted average shares outstanding
   plus assumed conversions                      36,837                37,298
                                             ----------            ----------
   From continuing operations               $      0.68           $      0.49
   From discontinued operations                    0.02                  0.02
   From gain on sale of Other Businesses           0.57                     -
                                             ----------            ----------

Diluted earnings per share                  $      1.27           $      0.51
                                             ==========            ==========

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                                  For the Nine Months Ended
                                       September 28, 2002    September 29, 2001
Net sales                                   $   771,649           $   798,399

Cost of goods sold                              604,329               615,363
Depreciation and amortization                    29,011                31,220
Selling, general, and
   administrative expense                        67,500                65,845
                                             ----------            ----------
Operating income                                 70,809                85,971

Nonoperating income (expense), net                2,103                  (945)
                                             ----------            ----------
Income from continuing operations
   before income taxes                           72,912                85,026
Income tax expense                              (13,957)              (32,332)
                                             ----------            ----------

Income from continuing operations                58,955                52,694
   Income from discontinued
     operations, net of tax                       2,955                 2,551
   Gain on sale of Other Businesses, net
     of tax                                      21,123                     -
                                             ----------            ----------

Net income                                  $    83,033           $    55,245
                                             ==========            ==========

Basic earnings per share:
Weighted average shares outstanding              33,905                33,396
                                             ----------            ----------
   From continuing operations               $      1.74           $      1.57
   From discontinued operations                    0.09                  0.08
   From gain on sale of Other Businesses           0.62                     -
                                             ----------            ----------

Basic earnings per share                    $      2.45           $      1.65
                                             ==========            ==========

Diluted earnings per share:
Weighted average shares outstanding
   plus assumed conversions                      37,123                37,237
                                             ----------            ----------
   From continuing operations               $      1.59           $      1.41
   From discontinued operations                    0.08                  0.07
   From gain on sale of Other Businesses           0.57                     -
                                             ----------            ----------

Diluted earnings per share                  $      2.24           $      1.48
                                             ==========            ==========

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                       September 28, 2002     December 29, 2001
ASSETS

Cash and cash equivalents                   $   184,570           $   121,862
Accounts receivable, net                        151,285               148,808
Inventories                                     137,475               126,629
Other current assets                              4,414                 6,614
                                             ----------            ----------
     Total current assets                       477,744               403,913

Property, plant, and equipment, net             361,818               387,533
Other assets                                    150,052               124,619
                                             ----------            ----------
                                            $   989,614           $   916,065
                                             ==========            ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt           $     3,652           $     3,996
Accounts payable                                 40,059                34,209
Other current liabilities                        68,992                63,283
                                             ----------            ----------
     Total current liabilities                  112,703               101,488

Long-term debt                                   14,224                46,977
Other noncurrent liabilities                     95,778                94,396
                                             ----------            ----------
     Total liabilities                          222,705               242,861

Minority interest in subsidiaries                   337                   271

Stockholders' equity                            766,572               672,933
                                             ----------            ----------
                                            $   989,614           $   916,065
                                             ==========            ==========


Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties.
These include economic and currency conditions, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings.